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                                                   Manda Ghaferi
                                                   Vice President and
                                                   Deputy General Counsel
                                                   AIG Life & Retirement
                                                   Direct Line (310) 772-6545
                                                   E-mail: mghaferi@aig.com

                               November 4, 2019

VIA EDGAR and EMAIL

Sally Samuel, Esq.
Office of Insurance Products, Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: American General Life Insurance Company
    Separate Account Consolidations

Dear Ms. Samuel:

   Thank you for your and Mr. Burak's comments provided on October 2, 2019 and October 23, 2019, to the draft registration statements related to the Consolidations. As a part of the Consolidations, on November 4, 2019, we intend to file seventeen registration statements ("Registration Statements"). This letter provides our responses to the Staff's comments.

    1. Non Great-Wested Registration Statement (EquiBuilder III VUL N-6):

       Comment - For this filing, please include the updated Prospectus and Statement of Additional Information ("SAI") dated December 2, 2019 that includes pro forma narrative disclosure. Also include a Prospectus Supplement dated December 2, 2019 that includes the pro forma narrative disclosure.

       Response - We will include the updated Prospectus and SAI dated
       December 2, 2019 in the Registration Statement along with the Prospectus Supplement December 2, 2019. The Prospectus Supplement will also include the pro forma narrative disclosure as requested.

    2. Statement of Additional Information - Pro Forma Narrative:

       Comment - Please include pro forma narrative disclosure on all the SAI Supplements for the Great-Wested Form N-4 and N-6 Registration Statements and on the Prospectus Supplements for the Great-Wested Form S-6 Registration Statements.

       Response - We will include pro forma narrative disclosure on all SAI Supplements to Form N-4 and Form N-6 Registration Statements and will add it to the Prospectus Supplement for the Form S-6 Registration Statements.

   As previously indicated, we will be filing all seventeen Registration Statements before 5:30 p.m. Eastern Time, on November 4, 2019 and will contemporaneously submit acceleration requests to the Commission

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Sally Samuel, Esq.
November 4, 2019
Page 2

requesting that the Registration Statements be declared effective on December 2, 2019. In addition, we will provide you with a list of Registration Statement numbers on November 4, 2019 after acceptance of the filings by EDGAR.

   Should you have any questions or need any additional information concerning the Registration Statements or the planned filings, please do not hesitate to contact me at (310) 772-6545.

   Very truly yours,

   /s/ Manda Ghaferi
   Manda Ghaferi

cc: David Orlic, Esq., Office of Insurance Products